UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2014 (Report no. 2)

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

98 Yigal Alon Street, 36th floor,
Tel Aviv, 6789141 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This report on Form 6-K of the Registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit
Number 99.1	Description of Exhibit Press release: Tikcro Signs Research and License Agreement Regarding Cancer Immune Checkpoint Antibodies, dated December 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

Date: December 30, 2014	By:	/s/ Aviv Boim
Aviv Boim
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press release: Tikcro Signs Research and License Agreement Regarding Cancer Immune Checkpoint Antibodies, dated December 30, 2014.